SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2017

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-54876

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Community Bank 401(k) Profit Sharing Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

REQUIRED INFORMATION

1.   Financial Statements.

2.   Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2017

3.   Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm.

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

US2008 14287729 1

FINANCIAL STATEMENTS

United Community Bank 401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2017 and 2016

With
Report of Independent Registered
Public Accounting Firm

THE UNITED COMMUNITY BANK 401(K) PROFIT SHARING PLAN

Table of Contents



CLARK SCHAEFER HACKETT
CPAs & Advisors

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Audit Committee of
The United Community Bank 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United Community Bank 401(k) Profit Sharing Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as the Plan's auditor since 2013.
Cincinnati, Ohio
June 14, 2018

United Community Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:		
Investments at fair value	$ 7,820,512	6,980,699
Receivable:		
Notes receivable from participants	154,136	223,308
Dividends	19,808	30,786
	173,944	254,094
Net assets available for benefits	$ 7,994,456	7,234,793

See accompanying notes to the financial statements.

United Community Bank 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:		
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$	1,061,412
Interest & dividends		318,518
		1,379,930
Interest on participant notes receivable		9,712
Contributions:		
Employer		177,551
Participants		414,239
Rollovers		14,162
		605,952
Total additions		1,995,594
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		1,233,138
Administrative expenses		2,793
Total deductions		1,235,931
Net increase		759,663
Net assets available for benefits:		
Beginning of year		7,234,793
End of year	$	7,994,456

See accompanying notes to the financial statements.

1. DESCRIPTION OF PLAN:

The following description of the United Community Bank 401(k) Profit Sharing Plan (the Plan or the 401(k) Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

United Community Bank (the Bank) maintains the United Community Bank 401(k) Profit Sharing Plan which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Internal Revenue Code (the "Code"). Employees who have attained age 18 and have completed one month of employment are eligible to participate. Employees are entitled to enter the 401(k) Plan on the first day of the month following the month occurring after the employee becomes eligible to participate in the 401(k) Plan.

Plan amendments

The Plan was amended and restated effective January 1, 2017 for which the significant changes to the Plan provisions include the allowance of in-service distributions starting at age 59 ½ and an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 1% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

Contributions

Under the 401(k) Plan participants may elect to defer a percentage of their compensation each year instead of receiving that amount in cash equal to the lesser of (i) a maximum percentage of compensation as indicated in a notice received from the 401(k) Plan administrator or (ii) an indexed dollar amount set by the Internal Revenue Service, which was $18,000 for 2017. In addition, for participants that are age 50 or older by the end of any taxable year, the participant may elect to defer additional amounts (called "catch-up contributions") to the 401(k) Plan. The additional amounts may be deferred regardless of any other limitations on the amount that a participant may defer to the 401(k) Plan. The maximum "catch-up contribution" that a participant can make in 2017 was $6,000.

Each plan year (a calendar year), United Community Bank will contribute to the 401(k) Plan the following amounts: (a) the total amount of the salary reduction a participant elected to defer; (b) in the discretion of the Bank, a matching contribution equal to a percentage of the amount of the salary reduction a participant elected to defer; and (c) a discretionary non-elective contribution.

Participant accounts

Each participant's account is credited with the participant's contributions and the Bank matching contributions, as well as allocations of the Bank's additional discretionary contribution and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of credited service.

Notes receivable from participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes receivable from participants are secured by the participant's account balance and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions over a maximum period of five years.

Payment of benefits
Plan benefits may be paid to each participant in either installment payments or in the form of a single cash payment at termination. If a participant dies prior to receipt of the entire value of his or her 401(k) Plan accounts, payment will generally be made to the beneficiary in a single cash payment as soon as possible following the participant's death. Payment will be deferred if the participant had previously elected a later payment date. If the beneficiary is not the participant's spouse, payment will be made within one year of the date of death. If the spouse is the designated beneficiary, payment will be made no later than the date the participant would have attained age 70 1/2. Normal retirement age under the 401(k) Plan is age 65.

Forfeited accounts
There were no forfeited nonvested accounts at December 31, 2017 and 2016. Forfeitures are used to reduce matching or discretionary contributions. During 2017, $12,053 of forfeitures were used to reduce matching contributions.

2. SUMMARY OF ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 and 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and payment of benefits are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent events

The Plan has evaluated subsequent events through the report date, the date the financial statements were available to be issued.

3. FAIR VALUE MEASUREMENTS:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access

Level 2: Inputs to the valuation methodology include: Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units reported by the sponsoring bank or trust company. The NAV, as provided by the trustee of the fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. There are no restrictions on redemptions from this fund.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2017 and 2016:

	Investments at fair value as of December 31, 2017			
	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 25,346	25,346	-	-
Mutual funds	5,874,326	5,874,326	-	-
Common stocks	1,866,821	1,866,821	-	-
Total assets in the fair value hierarchy	$ 7,766,493	7,766,493	-	-
Investments measured at net asset value	$ 54,019			
Total investments at fair value	$ 7,820,512			

Investments at fair value as of December 31, 2016

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 35,121	35,121		
Mutual funds	5,381,722	5,381,722	-	-
Common stocks	1,427,923	1,427,923	-	-
Total assets in the fair value hierarchy	$ 6,844,766	6,844,766	-	-
Investments measured at net asset value	$ 135,933			
Total investments at fair value	$ 6,980,699			

Fair Value of Investment in Entities that Use NAV

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 54,019	n/a	Daily	n/a

December 31, 2016	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Notice Period
Morley Stable Value Fund ***	$ 135,933	n/a	Daily	n/a

***The Morley Stable Value Fund primarily consists of a diversified portfolio of stable value investment contracts issued by life insurance companies, banks and other financial institutions, the performance of which may be predicated on underlying fixed income investments. The principal value of these assets is designed to remain stable regardless of stock and bond market fluctuations.

4. **RELATED PARTY TRANSACTIONS AND PARTY IN INTEREST TRANSACTIONS:**

During 2017, the Plan purchased 7,254 and sold 2,075 shares of United Community Bank common stock for $112,299 and $35,684, respectively.

Several employees of the Bank provide administrative services to the Plan. These services include Plan oversight and day-to-day Plan administration. The Plan is not charged by the Bank for the services of the employees to the Plan.

5. TAX STATUS:

The Bank adopted a prototype non-standardized profit sharing plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Services (IRS) dated March 31, 2014. The IRS stated in the letter that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has since been amended.

While the Bank has not obtained its own determination letter on the Plan, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RISKS AND UNCERTAINTIES:

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. SUBSEQUENT EVENTS:

On March 12, 2018, the Plan Sponsor's parent company, United Community Bancorp, entered into a definitive agreement to merge with and into Civista Bancshares, Inc. As a condition of the merger, the Plan will be terminated following the consummation of the merger. Upon termination of the Plan, participants would become 100 percent vested in their employer contributions.

SUPPLEMENTARY INFORMATION

Schedule H, Line 4i – Schedule of Assets at December 31, 2017

United Community Bank 401(k) Profit Sharing Plan
EIN: 35-0593216 Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Cash Equivalents	Interest bearing cash		$ 25,346
	Mutual Funds:			
	American Funds EuroPacific GrowthR3	Mutual fund	**	$ 278,986
	American Funds Growth Fund of America	Mutual fund	**	721,020
	American Funds Inv Company Of America	Mutual fund	**	194,126
	American Funds New Perspective Fund R3	Mutual fund	**	222,672
	American Funds New World R2	Mutual fund	**	8,835
	American Funds SMALLCAP World Fund R3	Mutual fund	**	456,447
	American Funds Trgt Date Return 2020 R2	Mutual fund	**	88,593
	American Funds Trgt Date Return 2025 R2	Mutual fund	**	214,175
	American Funds Trgt Date Return 2030 R2	Mutual fund	**	34,897
	American Funds Trgt Date Return 2035 R2	Mutual fund	**	408,409
	American Funds Trgt Date Return 2040 R2	Mutual fund	**	44,235
	American Funds Trgt Date Return 2045 R2	Mutual fund	**	11,821
	American Funds Trgt Date Return 2050 R2	Mutual fund	**	227,510
	American Funds Trgt Date Return 2055 R2	Mutual fund	**	38,159
	Cohen & Steers Real Estate Secs A	Mutual fund	**	26,488
	Delaware Dividend Income Fund	Mutual fund	**	357,546
	Delaware Foundation Cnsrv Allc R	Mutual fund	**	27,113
	Delaware Foundation Moderate Allc R	Mutual fund	**	171,522
	Delaware High Yield Opportunities R	Mutual fund	**	199,659
	Delaware Select Growth R	Mutual fund	**	209,310
	Delaware US Growth R	Mutual fund	**	234,055
	Federated Kaufmann R	Mutual fund	**	260,792
	Franklin Total Return R	Mutual fund	**	113,855
	MFS Utilities Fund R2	Mutual fund	**	425,930
	Pioneer Select Mid Cap Growth R	Mutual fund	**	491,692
	Victory Diversified Stock R	Mutual fund	**	106,550
	Victory Fund for Income R	Mutual fund	**	50,562
	Victory Special Value R	Mutual fund	**	249,367
	Total Mutual Funds			$ 5,874,326
*	United Community Bank Company Stock	Unitized common stock (97,466 shares)	**	1,866,821
	Morley Stable Value Fund Fee Class 150	Collective trust fund	**	54,019
*	Notes Receivable from Participants	Interest 4.75-5.00%, various maturities	$ -	154,136

* A party in interest as defined by ERISA
** Assets are participant directed - cost not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 14, 2018

United Community Bank
401(k) Profit Sharing Plan

E.G. M

Plan Administrator

Consent of Independent Registered Public Accounting Firm

US2008 14287729 1



CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
The United Community Bank 401(k) Profit Sharing Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-186075) on Form S-8 of The United Community Bancorp of our report dated June 14, 2018, with respect to the statements of net assets available for benefits of the United Community Bank 401(k) Profit Sharing Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related supplemental schedule as of December 31, 2017, which report appears in the annual report on Form 11-K of the United Community Bank 401(k) Profit Sharing Plan for the year ended December 31, 2017.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 14, 2018

RESULTS THROUGH REMARKABLE RELATIONSHIPS